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                                                                 EXHIBIT 99.5(a)

                             AMENDMENT TO INVESTMENT

                               ADVISORY AGREEMENT

AMENDMENT dated as of August 9, 1995 to the Investment Advisory Agreement dated August 1, 1993 by and between MFS Series Trust II (the "Trust") on behalf of MFS Emerging Growth Fund (formerly, MFS Lifetime Emerging Growth Fund) (the "Fund"), a series of the Trust, and Massachusetts Financial Services Company, a Delaware corporation (the "Adviser") (the "Agreement").

                                   WITNESSETH

WHEREAS, the Trust on behalf of the Fund has entered into the Agreement with the Adviser; and

WHEREAS, MFS has agreed to amend the Agreement as provided below;

NOW THEREFORE, in consideration of the mutual covenants and agreements of the parties hereto as herein set forth, the parties covenant and agree as follows:

         1. Amendment of the Agreement: Effective as of July 1, 1995, the first sentence of Article 3 of the Agreement is deleted and replaced in its entirety as follows:

                  "For the services to be rendered and the facilities provided, the Fund shall pay to the Adviser an investment advisory fee computed and paid monthly in an amount equal to the sum of 0.75% of the first $2.5 billion of the Fund's average daily net assets and 0.70% of the amount in excess of $2.5 billion, in each case on an annualized basis for the Fund's then-current fiscal year."

         2. Miscellaneous: Except as set forth in this Amendment, the Agreement shall remain in full force and effect, without amendment or modification.

         3. Prior Amendments: This Amendment supercedes any and all previous amendments to the Agreement.

         4. Limitation of Liability of the Trustees and Shareholders: A copy of the Trust's Declaration of Trust is on file with the Secretary of State of The Commonwealth of Massachusetts. The parties hereto acknowledge that the obligations of or arising out of this instrument are not binding upon any of the Trust's trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest hereunder. If this instrument is executed by the Trust on behalf of one or more series of the Trust, the parties hereto acknowledge that the assets and liabilities of each series of the Trust are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the series on whose behalf the Trust has executed this instrument. If the Trust has executed this instrument on behalf of more than one series of the Trust, the parties hereto also agree that the obligations of each series hereunder shall be several and not joint, in accordance with its proportionate interest hereunder, and the parties hereto agree not to proceed against any series for the obligations of another series.

IN WITNESS WHEREOF, the parties have caused this Amendment to the Agreement to be executed and delivered in the names and on their behalf by the undersigned, therewith duly authorized, all as of the day and year first above written.

                                        MFS SERIES TRUST II,
                                        on behalf of MFS EMERGING GROWTH FUND

                                            By:  /s/ A. KEITH BRODKIN
                                                 -------------------------------
                                                     A. Keith Brodkin, Chairman

                                        MASSACHUSETTS FINANCIAL SERVICES COMPANY

                                            By:  /s/ ARNOLD D. SCOTT
                                                 -------------------------------
                                                     Arnold D. Scott, Senior
                                                     Executive Vice President